August 8, 2018

Chris Bechtel
Chief Executive Officer and President
Surna Inc.
1780 55th Street, Suite C
Boulder, Colorado 80301

       Re: Surna Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed April 2, 2018
           File No. 000-54286

Dear Mr. Bechtel:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2017

Report of Independent Registered Public Accounting Firm, page F-1

1. Please include a report from your independent registered public accounting firm indicating that the firm conducted its audits "in accordance with the standards of the PCAOB" as required by PCAOB AS 3101.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



       You may contact Theresa Brillant at 202-551-3307 or Lyn Shenk at 202-551-3380 with
 Chris Bechtel
Surna Inc.
August 8, 2018
Page 2

any questions.



FirstName LastNameChris Bechtel   Sincerely,
Comapany NameSurna Inc.
                                  Division of Corporation Finance
August 8, 2018 Page 2             Office of Transportation and Leisure
FirstName LastName